UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

WEST END INDIANA BANCSHARES, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

952678100
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 pages

CUSIP No.	952678100

1.	Names of Reporting Persons.		Ryan Heslop
	I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a) ☐
	(b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization		United States
Number of Shares Bene- ficially owned by Each Reporting Person With:	5.	Sole Voting Power	0

	6.	Shared Voting Power	137,080

	7.	Sole Dispositive Power	0

	8.	Shared Dispositive Power	137,080
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 137,080

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.8%
12.	Type of Reporting Person (See Instructions) IN

Page 2 of 10 pages

CUSIP No.	952678100

1.	Names of Reporting Persons.		Ariel Warszawski
	I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a) ☐
	(b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization		United States
Number of Shares Bene- ficially owned by Each Reporting Person With:	5.	Sole Voting Power	0

	6.	Shared Voting Power	137,080

	7.	Sole Dispositive Power	0

	8.	Shared Dispositive Power	137,080
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 137,080

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.8%
12.	Type of Reporting Person (See Instructions) IN

Page 3 of 10 pages

CUSIP No.	952678100

1.	Names of Reporting Persons.		Firefly Value Partners, LP
	I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a) ☐
	(b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization		Delaware
Number of Shares Bene- ficially owned by Each Reporting Person With:	5.	Sole Voting Power	0

	6.	Shared Voting Power	137,080

	7.	Sole Dispositive Power	0

	8.	Shared Dispositive Power	137,080
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 137,080

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.8%
12.	Type of Reporting Person (See Instructions) PN

Page 4 of 10 pages

CUSIP No.	952678100

1.	Names of Reporting Persons.		FVP GP, LLC
	I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a) ☐
	(b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization		Delaware
Number of Shares Bene- ficially owned by Each Reporting Person With:	5.	Sole Voting Power	0

	6.	Shared Voting Power	137,080

	7.	Sole Dispositive Power	0

	8.	Shared Dispositive Power	137,080
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 137,080

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.8%
12.	Type of Reporting Person (See Instructions) OO

Page 5 of 10 pages

CUSIP No.	952678100

1.	Names of Reporting Persons.		Firefly Management Company GP, LLC
	I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a) ☐
	(b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization		Delaware
Number of Shares Bene- ficially owned by Each Reporting Person With:	5.	Sole Voting Power	0

	6.	Shared Voting Power	137,080

	7.	Sole Dispositive Power	0

	8.	Shared Dispositive Power	137,080
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 137,080

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.8%
12.	Type of Reporting Person (See Instructions) OO

Page 6 of 10 pages

CUSIP No.	952678100

1.	Names of Reporting Persons.		FVP Master Fund, L.P.
	I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a) ☐
	(b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization		Cayman Islands
Number of Shares Bene- ficially owned by Each Reporting Person With:	5.	Sole Voting Power	0

	6.	Shared Voting Power	137,080

	7.	Sole Dispositive Power	0

	8.	Shared Dispositive Power	137,080
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 137,080

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.8%
12.	Type of Reporting Person (See Instructions) PN

Page 7 of 10 pages

Item 1.

(a)	The name of the issuer is West End Indiana Bancshares, Inc. (the “Issuer”).

(b)	The principal executive office of the Issuer is located at 34 South 7th Street, Richmond, Indiana 47374.

Item 2.

(a)

This amendment (this “Amendment”) to the original statement filed on April 30, 2012, as amended (the “Statement”) is being filed by: (i) FVP Master Fund, L.P., a Cayman Islands exempted limited partnership (“FVP Master Fund”), (ii) Firefly Value Partners, LP, a Delaware limited partnership (“Firefly Partners”), which serves as the investment manager of FVP Master Fund, (iii) FVP GP, LLC, a Delaware limited liability company (“FVP GP”), which serves as the general partner of FVP Master Fund, (iv) Firefly Management Company GP, LLC, a Delaware limited liability company (“Firefly Management”), which serves as the general partner of Firefly Partners, and (v) Messrs. Ryan Heslop and Ariel Warszawski, the managing members of FVP GP and Firefly Management (all of the foregoing, collectively, “Reporting Persons”). FVP Master Fund is a private investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financial instruments. FVP Master Fund directly owns all of the shares reported in this Statement. Messrs. Heslop and Warszawski, Firefly Partners, Firefly Management and FVP GP may be deemed to share with FVP Master Fund voting and dispositive power with respect to such shares. Each Reporting Person disclaims beneficial ownership with respect to any shares other than those owned directly by such Reporting Person.

(b)	The Principal Business Office of FVP Master Fund is:

c/o dms Corporate Services, Ltd.
P.O. Box 1344
dms House
20 Genesis Close
Grand Cayman, KY1-1108
Cayman Islands

The Principal Business Office of Messrs. Heslop and Warszawski, Firefly Partners, FVP GP and Firefly Management is:

601 West 26th Street, Suite 1520 New York, NY 10001

(c)	For citizenship information see item 4 of the cover sheet of each Reporting Person.

(d)	This Statement relates to the Common Stock of the Issuer.

(e)	The CUSIP Number of the Common Stock of the Issuer is 952678100.

Item 3.	If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with 240.13d-1(b)(1)(ii)(J);

Page 8 of 10 pages

Item 4.	Ownership.

See Items 5-9 and 11 on the cover page for each Reporting Person, and Item 2. The percentage ownership of each Reporting Person is based on 1,387,048 shares of Common Stock outstanding as of November 13, 2013, as reported in the Issuer’s quarterly report on Form 10-Q filed on November 14, 2013, for the fiscal year ended September 30, 2013.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

(a)	Not applicable.

(b)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 10 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014

/s/ Ryan Heslop
Ryan Heslop

Ariel Warszawski

Firefly Value Partners, LP

FVP GP, LLC

Firefly Management Company GP, LLC

FVP Master Fund, L.P.

By:	/s/ Ariel Warszawski
Ariel Warszawski, for himself and as Managing Member of FVP GP (for itself and as general partner of FVP Master Fund) and Firefly Management (for itself and as general partner of Firefly Partners)